SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K

February 22, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Main Estimated Q4 and Annual 2011 Results

PARTNER COMMUNICATIONS REPORTS MAIN ESTIMATED
Q4 AND ANNUAL 2011 RESULTS

Rosh Ha’ayin, Israel, February 22, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today, following the Company's press release dated February 5, 2012 with respect to the date of reporting the fourth quarter and annual 2011 results, that it is currently examining the developments in the internet service provider market and their possible impact, if any, on the Company and its results. In addition, the Company is still examining the necessity, if any, of an impairment of intangible assets of the fixed-line segment. Consequently, the Company is reporting, at this time, only the main estimated results and operating indicators for the fourth quarter and for the year 2011.

The final and complete results for the fourth quarter and for the year 2011 will be published towards the end of March 2012, at the time that the Company publishes its audited financial reports for 2011 and its annual report (20-F) for 2011.

The Company's Board of Directors will discuss dividend distribution for 2011 at the time of approval of the audited financial reports for 2011.

The main estimated results and operating indicators for the fourth quarter and year 2011 are as follows:

NIS Millions unless otherwise stated	Q4 2011		Q4 2010	2011		2010
Cellular Segment Service Revenues1	1,005		1,407	4,248		5,575
Cellular Segment Equipment Revenues	294		323	1,748		987
Fixed Line Segment Service Revenues2	324		47	1,127		164
Fixed Line Segment Equipment Revenues	9		6	26		25
Reconciliation for consolidation	(43)		(22)	(151)		(77)
Total Revenues	1,589		1,761	6,998		6,674
Gross Profit from Equipment Sales	50		72	366		226
Other Income, net	31		24	105		64
Operating Profit	267	*	459	1,358	*	1,860
Cellular Segment EBITDA	407		651	1,896		2,558
Fixed Line Segment EBITDA	71		13	282		12
Total EBITDA3	478		664	2,178		2,570
Net Profit	132	*	304	763	*	1,243
Free Cash Flow After Interest4	209		315	847		1,384
Net Debt	4,639		3,395	4,639		3,395
Cellular ARPU (NIS)5	106		120	111		122
Cellular Subscriber Base (Thousands)	3,176		3,160	3,176		3,160
Post-paid Subscribers	2,282		2,290	2,282		2,290
Pre-paid Subscribers	894		870	894		870
Cellular MOU (Minutes)	407		375	397		366
Cellular Churn Rate (%)	8.2%		6.0%	29%		21%
Fixed Line Telephony Subscriber Base (Thousands)	290		115	290		115
ISP Subscriber Base (Thousands)	580			580

*
This figure does not include the possible impact, if any, of the impairment of intangible assets of the fixed-line segment and is therefore subject to change. A change to this figure, if required, will be announced towards the end of March 2012 at the time that the Company publishes its final and full results for the quarter and year ended December 31, 2011, together with its 2011 audited financial statements and annual report on Form 20-F.

The direct impact of the reduction in interconnect tariffs on service revenues for the cellular segment was a reduction of approximately NIS 1,075 million in 2011, and a reduction of approximately NIS 278 million in Q4 2011.

2
Service revenues for the fixed line segment included a contribution of 012 Smile after first-time consolidation as follows: for 2011 approximately NIS 947 million and for Q4 2011 approximately NIS 278 million.

3
Total EBITDA included a contribution of 012 Smile after first-time consolidation as follows: for 2011 approximately NIS 198 million, and for Q4 2011 approximately NIS 51 million. The direct impact of the reduction in interconnect tariffs on EBITDA was a reduction of approximately NIS 427 million in 2011 and a reduction of approximately NIS 109 million for Q4 2011 (excluding the impact on 012 Smile).

4
Cash flows from operating activities after interest payments, net of cash flows used for investing activities. The free cash flow amounts are after elimination of cash flows used for the acquisition of 012 Smile (NIS 30 million in Q4 2010 and NIS 597 million in Q1 2011).

5
The ARPU figures for Q4 2010 and for 2010 have been restated under the lower interconnect tariffs effective in 2011, for the purpose of comparison. Reported ARPU for 2010 was NIS 148 and for Q4 2010, NIS 147.

As a result of the change in the future corporate tax rate, the deferred tax liability has increased in the amount of approximately NIS 12 million, as of December 31 2011, with a corresponding increase in deferred tax expenses recorded in Q4 2011.

Changes to the Company's Board of Directors

In November 2011 Dr. Arie Ovadia was appointed as a director to the Company’s Board of Directors. Dr. Ovadia is the managing director of Shamrock Israel Growth Fund and serves as a director on various companies’ Board of Directors. Dr. Ovadia holds a BA in Economics and Accounting and an M.B.A degree, both from Tel-Aviv University and a Ph.D. in economics from the Wharton School, of the University of Pennsylvania.

In January 2012, Mr. Arik Steinberg was appointed as a director on the Company’s Board of Directors and as a member of the Audit Committee. Mr. Steinberg served as the Chairman of the Board of Directors of Psagot Investment House Ltd., from 2006 to 2010, as well as other companies in the Psagot Group. In addition, he served on Board of Directors of the Tel-Aviv Stock Exchange Ltd.

On February 12, 2012, Mr. Erez Gissin has resigned from the Company's Board of Directors. The Company's Board of Directors has thanked Mr. Gissin for his significant and long-term contribution to the Company's success.

Update of an earlier report

Further to the immediate report filed by the Company's controlling shareholder Scailex Corporation Ltd. ("Scailex") on February 1, 2012 (an informal English translation thereof was attached to the Company's immediate report on Form 6-K of the same date), the Company’s Audit Committee has engaged independent U.S. and Israeli legal counsel to assist the Audit Committee in its review and consideration of any proposal that may be received by the Company or any action requested to be taken by it in connection with any of the transactions described in the immediate report filed by the Scailex.

Conference Call Details

Partner will hold a conference call on Wednesday, February 22, 2012, at 17:00 Israel time (10:00 EST). Please call the following numbers (at least 10 minutes prior to the scheduled time) in order to participate:

North America toll-free: +1.888.668.9141, International: +972.3.918.0609

A live webcast of the call will also be available on Partner's website at: http://www.orange.co.il/investor_site/

If you are unavailable to join live, the replay numbers are:

International: +972.3.925.5901 North America: +1.888.326.9310

Both the replay of the call and the webcast will be available from February 22, 2012 until February 29, 2012.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995.  Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements.  All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events.  These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments.  For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.The results were prepared in accordance with IFRS, other than EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

Use of Non-GAAP Financial Measures:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, this measure should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.

012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: yaffa.cohenifrah@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

Dated: February 22, 2012	By:	/s/ Ziv Leitman
	Name:	Ziv Leitman
	Title:	Chief Financial Officer